Schwab Annuity Portfolios Shareholder Report Proxy Voting Results

At a special meeting of shareholders of Schwab Annuity Portfolios (the Trust) held on December 14, 2009, shareholders approved the following proposal: to elect nine trustees to serve on the Board of Trustees of the Trust. The individuals listed in the table below were elected as trustees for each fund. All trustees served as trustees of the Trust prior to the special meeting.

				FOR	WITHHELD	% FOR
Charles R. Schwab	184,679,079.16	6,508,951.44	96.60%
Walter W. Bettinger, II	184,472,136.41	6,708,894.20	96.49%
Mariann Byerwalter	183,227,393.65	7,953,636.95	95.84%
John F. Cogan		180,440,376.36	10,740,654.24	94.38%
William A. Hasler	181,409,969.33	9,771,061.27	94.89%
Gerald B. Smith		182,177,302.50	9,003,728.10	95.29%
Donald R. Stephens	181,675,386.41	9,505,644.19	95.03%
Joseph H. Wender	184,274,991.24	6,906,039.36	96.39%
Michael W. Wilsey	182,296,457.50	8,484,573.10	95.56%